UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of October, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated October 23, 2006	3-5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2006	Cameco Corporation
By:

“Gary M.S. Chad"

Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Unable to Contain Water Inflow at Cigar Lake
Saskatoon, Saskatchewan, Canada, October 23, 2006 . . . . . . . . . . .
Cameco Corporation reported today that all underground areas of the Cigar Lake project are expected to be filled with water following a rock fall yesterday. Efforts to protect the main shaft and key underground infrastructure by closing bulkhead doors were not successful. Everyone was safely evacuated by 11:30 a.m. today. There were no injuries and no impact on the environment.
Cameco will now investigate options to restore access to the mine. Production startup was previously planned for early 2008 and we will assess a new production timetable after remediation plans are developed. Cameco is operator and majority owner of the Cigar Lake uranium project located in northern Saskatchewan.
The incident began at 1:10 p.m. on Sunday, October 22, 2006, in the future production area that previously had been dry. At 8:45 p.m., in accordance with existing contingency plans, the company decided to close two bulkhead doors to contain the water inflow within the future mining area.
The doors were closed at 5:00 a.m. on Monday, October 23. While monitoring the area, we found that one of the doors did not seal properly which allowed significant water to flow into the processing area. Efforts to fully seal the door were not successful and the inflow exceeded capacity to pump out the water.
Cameco is committed to develop plans to remediate the project and preserve this valuable asset. We will develop new timelines for construction, cost estimates and production forecasts.
Cameco has supply interruption protection in its contracts providing the right to reduce, defer or cancel volumes on a pro-rata basis if we experience a meaningful shortfall in planned production. This language protects about three-quarters of current contracted volumes. This percentage will rise as old contracts expire. All contracts also contain standard force majeure protection.
The baseload contracts put in place to support the development of Cigar Lake also contain supply interruption language, which allows Cameco to reduce, defer or terminate Cigar Lake product deliveries in the event of any delay or shortfall in Cigar Lake production.
Given the foregoing contractual protections, Cameco is adequately positioned to meet its contractual obligations.

The Cigar Lake project is located 660 kilometres north of Saskatoon with a workforce of about 650 during the construction phase. The Cigar Lake mine is owned by Cameco Corporation (50%), AREVA Resources Canada Inc. (37%), Idemitsu Uranium Exploration Canada Ltd. (8%), TEPCO Resources Inc. (5%).
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
CONFERENCE CALL INFORMATION
We invite you to join us in a conference call at 3:30 p.m. Eastern time (1:30 p.m. Saskatoon time) today, October 23, 2006 to discuss this news release. The call will be open to all members of the investment community. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call today, please dial (416) 644-3423 or (800) 814-4859 (Canada and US). An operator will put your call through. Please pass this invitation to colleagues in your organization who have an interest in Cameco.
A recorded version of the proceedings will be available: on our website, cameco.com, shortly after the call, and on post view until midnight, Eastern time, Monday, November 13, 2006 by calling (416) 640-1917 or (877) 289-8525; (Passcode: 21207631#).
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherit in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

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